Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

March 6, 2006



By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated February 23, 2006 [English translation](Revised version).

   This is a revised version of the press release "Personnel Changes in Board Members, Executive Officers and Corporate Officers".

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

February 23, 2006

Sumitomo Corporation

To whom it may concern,

Re : Personnel Changes in Board Members, Executive Officers and Corporate Officers

The personnel changes in Board Members, Executive Officers, Corporate Officers and the others from this April, and the personnel changes to be proposed at the Ordinary General Meeting of Shareholders scheduled for this coming June, have been resolved, at the ordinary meeting of the Board of Directors held today, as attached

Ⅰ. The personnel changes in Board Members and Executive Officers

1) Retirement from Executive Officers (As of March 31) : 4 persons
2) Newly Appointed Executive Officers (As of April 1) : 5 persons
3) Reappointment of Executive Officers(As of April 1) : 29 persons
4) Promotion in Executive Officers (As of April 1) : 7 persons
5) The Other Personnel Changes of Executive Officers (As of April 1)
6) Newly Appointed Directors (Proposed at the Ordinary General Meeting of Shareholders in June) : 3 persons
7) Retirement from Directors (After the Ordinary General Meeting of Shareholders in June) : 3 persons
8) Reappointment of Directors (Proposed at the Ordinary General Meeting of Shareholders in June) : 10 persons

Ⅱ. The personnel changes in Corporate Officers

1) Newly Appointed Corporate Officers (As of April 1) : 13 persons
2) The Other Personnel Changes of Corporate Officers (As of April 1)

Ⅲ. The personnel changes of the employees along with the above personnel changes in Board Members, Executive Officers and Corporate Officers (As of March 1 and April 1)

Ⅳ. Organizational Change(As of April 1)

Reference materials :

Ⅰ. Executive Officers(As of April 1)

Ⅱ. Board Members(After the Ordinary General Meeting of Shareholders in June)

(Contact : Mitsuru Iba, General Manager,

Corporate Communications Department,03-5166-3089)

Ⅰ. The personnel changes in Board Members and Executive Officers

1) Retirement from Executive Officers (As of March 31)

Name	As of April 1	Current
Tadahiko Mizukami	Representative Director, Assistant to President and CEO, and Adviser of Sumisho Lease Co., Ltd.	Representative Director, Senior Managing Executive Officer, General Manager of the Financial & Logistics Business Unit
Shizuka Tamura	Adviser Chairman of LNG Japan Corporation	Senior Managing Executive Officer, General Manager for China, CEO of the Sumitomo Corporation China Group, General Manager of Beijing Office, and President of Sumitomo Corporation (China) Holding Ltd.
Katsuichi Kobayashi	Adviser Adviser of Sumisho Auto Leasing Corporation (will be Vice President of Sumisho Auto Leasing Corporation in June)	Senior Managing Executive Officer, General Manager of the Chubu Regional Business Unit
Tsuneo Naito	Adviser President of Sumisho Global Logistics Co., Ltd	Executive Officer, General Manager of the Logistics & Insurance Business Division

2) Newly Appointed Executive Officers (As of April 1)

Name	As of April 1	Current
Yoshiyuki Matsuoka	Executive Officer, General Manager of the Chemical Business Unit	Corporate Officer, Assistant to General Manager of the Chemical Business Unit and President of Sumitomo Shoji Chemicals Co., LTD.
Mitsuhiko Yamada	Executive Officer, General Manager of the Mineral Resources Division No.1	Corporate Officer, General Manager of the Mineral Resources Division No.1

Name	As of April 1	Current
Kazuhisa Togashi	Executive Officer, General Manager of the Iron & Steel Division,No.2 and President of Sumisho Steel Corporation	Corporate Officer, General Manager of the China Metal Products Business Unit and the Corporate Group of East China in Sumitomo Corporation China Group, and President of Sumitomo Corporation (Shanghai) Ltd: <General Manager of Nanjing Office>
Kazuhiro Takeuchi	Executive Officer, General Manager of the Financial Service Division	Corporate Officer, Executive Vice President and CFO of Sumitomo Corporation of America, and Assistant General Manager for the Americas
Shinichi Ishida	Executive Officer, General Manager of the Construction & Mining Systems Division	Corporate Officer, Assistant General Manager for Europe, General Manager of the Construction Equipment Unit and the Steel & Railway Products Unit in Sumitomo Corporation Europe Group, and President of Sumitomo Benelux S.A./N.V.

3) Reappointment of Executive Officers(As of April 1)

All Executive Officers, except for the 4 persons who will retire from Executive Officers on March 31, will be reappointed Executive Officers.

4) Promotion in Executive Officers (As of April 1)

Name	As of April 1	Current
Hisahiko Arai	Representative Director, Senior Managing Executive Officer, General Manager of the Materials & Real Estate Business Unit	Representative Director, Managing Executive Officer, General Manager of the Materials & Real Estate Business Unit

Name	As of April 1	Current
Michihisa Shinagawa	Representative Director, Senior Managing Executive Officer, General Manager of the Mineral Resources & Energy Business Unit	Representative Director, Managing Executive Officer, General Manager of the Mineral Resources & Energy Business Unit
Iwao Okamoto	Senior Managing Executive Officer, Assistant General Manager, Responsible for Corporate Planning & Coordination Office	Managing Executive Officer, Assistant General Manager, Responsible for Corporate Planning & Coordination Office
Yoshihiko Shimazu	Managing Executive Officer, General Manager for CIS, Assistant General Manager for Europe, and General Manager of Moscow Office	Executive Officer, General Manager for CIS, Assistant General Manager for Europe, and General Manager of Moscow Office
Kenji Kajiwara	Managing Executive Officer, General Manager of the Chubu Regional Business Unit	Executive Officer, General Manager of the Lifestyle & Retail Business Division
Makoto Sato	Managing Executive Officer, Assistant General Manager of the Transportation & Construction Systems Business Unit, and General Manager of the Automotive Division No.1	Executive Officer, General Manager of the Automotive Division
Toyosaku Hamada	Managing Executive Officer, General Manager of the Financial Resources Management Group	Executive Officer, General Manager of the Financial Resources Management Group

5) The Other Personnel Changes of Executive Officers (As of April 1)

Name	As of April 1	Current
Shuji Hirose	Representative Director, Executive Vice President, General Manager of the Machinery & Electric Business Unit	Representative Director, Executive Vice President, General Manager of the Transportation & Construction Systems Business Unit

Name	As of April 1	Current
Noriaki Shimazaki	Representative Director, Executive Vice President, Responsible for the Human Resources Development & Information Management Group and the Financial Resources Management Group	Representative Director, Executive Vice President, Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group
Michio Ogimura	Representative Director, Senior Managing Executive Officer, General Manager for Southeast & Southwest Asia	Representative Director, Senior Managing Executive Officer, General Manager of the Machinery & Electric Business Unit
Makoto Shibahara	Managing Executive Officer, General Manager of the Financial & Logistics Business Unit	Managing Executive Officer, Assistant General Manager of the Financial & Logistics Business Unit ,and General Manager of the Financial Service Division
Shingo Yoshii	Representative Director, Managing Executive Officer, General Manager of the Media, Electronics & Network Business Unit, and the Media Division	Representative Director, Managing Executive Officer, General Manager of the Media, Electronics & Network Business Unit
Kazuo Omori	Managing Executive Officer, General Manager of the Transportation & Construction Systems Business Unit	Managing Executive Officer, Assistant General Manager of the Transportation & Construction Systems Business Unit, and General Manager of the Ship, Aerospace & Transportation Systems Division
Nobuo Kitagawa	Representative Director, Managing Executive Officer, General Manager for China, CEO of the Sumitomo Corporation China Group, General Manager of Beijing Office, and President of Sumitomo Corporation (China) Holding Ltd.	Representative Director, Managing Executive Officer, General Manager of the Chemical Business Unit

Name	As of April 1	Current
Takahiro Moriyama	Executive Officer, Assistant General Manager of the Machinery & Electric Business Unit, and General Manager of the Power & Energy Project Division	Executive Officer, General Manager of the Power & Energy Project Division
Takashi Kano	Executive Officer, Assistant General Manager of the Materials & Real Estate Business Unit	Executive Officer, General Manager of the Construction & Real Estate Division, and the General Construction Development & Coordination Department
Shinichi Sasaki	Executive Officer, Deputy General Manager for China, General Manager of the China Metal Products Business Unit and the Corporate Group of East China in Sumitomo Corporation China Group, and President of Sumitomo Corporation (Shanghai) Ltd. <General Manager of Nanjing Office>	Executive Officer, General Manager of the Tubular Products Division
Takuro Kawahara	Executive Officer, Responsible for the Internal Auditing Department, and Assistant General Manager, Responsible for Corporate Planning & Coordination Office <in charge of Legal Affairs>	Executive Officer, General Manager of the Legal Department

6) Newly Appointed Directors (Proposed at the Ordinary General Meeting of Shareholders in June)

Name	New	As of April 1
Makoto Shibahara	Representative Director, Managing Executive Officer, General Manager of the Financial & Logistics Business Unit	Managing Executive Officer, General Manager of the Financial & Logistics Business Unit

Name	New	As of April 1
Kazuo Omori	Representative Director, Managing Executive Officer, General Manager of the Transportation & Construction Systems Business Unit	Managing Executive Officer, General Manager of the Transportation & Construction Systems Business Unit
Yoshiyuki Matsuoka	Representative Director, Executive Officer, General Manager of the Chemical Business Unit	Executive Officer, General Manager of the Chemical Business Unit

7) Retirement from Directors (after the Ordinary General Meeting of Shareholders in June)

Name	New	As of April 1
Tadahiko Mizukami	Retirement (will be Vice President of Sumisho Lease Co., Ltd.)	Representative Director, Assistant to President and CEO, and Adviser of Sumisho Lease Co., Ltd.
Michio Ogimura	Senior Managing Executive Officer, General Manager for Southeast & Southwest Asia	Representative Director, Senior Managing Executive Officer, General Manager for Southeast & Southwest Asia
Nobuo Kitagawa	Managing Executive Officer, General Manager for China, CEO of the Sumitomo Corporation China Group, General Manager of Beijing Office, and President of Sumitomo Corporation (China) Holding Ltd.	Representative Director, Managing Executive Officer, General Manager for China, CEO of the Sumitomo Corporation China Group, General Manager of Beijing Office, and President of Sumitomo Corporation (China) Holding Ltd.

8) Reappointment of Directors (Proposed at the Ordinary General Meeting of Shareholders in June)

All Directors, except for the 3 persons who will retire from Director, will be proposed to be appointed as Representative Directors

Ⅱ. The personnel changes in Corporate Officers

1) Newly Appointed Corporate Officers (As of April 1)

Name	As of April 1	Current
Hiroshi Fukukita	Corporate Officer, General Manager of the Iron & Steel Division,No.3 and Steel Semi-Finished Products Department, and Sumisho Steel Corporation	Deputy General Manager of the Iron & Steel Division,No.3, and Sumisho Steel Corporation
Chiaki Noda	Corporate Officer, General Manager of the Construction & Real Estate Division, and the General Construction Development & Coordination Department	Assistant General Manager of the Construction & Real Estate Division
Yukio Takada	Corporate Officer, Deputy General Manager of the Iron & Steel Division,No.2, General Manager of the Steel Business Planning & Investment Department, No.2, the Steel Business Planning & Investment Department,No.3 and the Metal Products for Automotive Industries Business Planning & Investment Department	Assistant General Manager of the Iron & Steel Division,No.2, General Manager of the Steel Business Planning & Investment Department, No.2, the Steel Business Planning & Investment Department,No.3 and the Metal Products for Automotive Industries Business Planning & Investment Department
Tetsuro Takeoka	Corporate Officer, Assistant to General Manager of the Media Division, President of Jupiter TV Co., Ltd. and Chairman of Jupiter Golf Network Co., Ltd.	Assistant to General Manager of the Media Division, President of Jupiter TV Co., Ltd. and Chairman of Jupiter Golf Network Co., Ltd.
Kiyomi Machida	Corporate Officer, General Manager of the Automotive Division, No.2, and the Automotive Department, No.1	General Manager of the Automotive Department, No.1 and Assistant General Manager of the Automotive Division

Name	As of April 1	Current
Shinya Matsuzawa	Corporate Officer, General Manager of the Planning & Administration Department, Chemical Business Unit, and Business Execution Department, Chemical Business Unit	General Manager of the Planning & Administration Department, Chemical Business Unit, and Business Execution Department, Chemical Business Unit
Masaru Nakamura	Corporate Officer, General Manager of the Tubular Products Division	General Manager of the Tubular Products International Trade Department
Kohei Hirao	Corporate Officer, Deputy General Manager of the Power & Energy Project Division and General Manager of the Power & Plant EPC Department No.2	General Manager of the Power & Plant EPC Department No.2
Akira Takeuchi	Corporate Officer, Deputy General Manager of the Mineral Resources Division No.1 and General Manager of the Non-Ferrous Metals & Raw Materials Department	General Manager of the Non-Ferrous Metals & Raw Materials Department
Hideki Iwasawa	Corporate Officer, General Manager of the Corporate Risk Management Department	General Manager of the Corporate Risk Management Department
Tetsuo Oshima	Corporate Officer, General Manager of the Logistics & Insurance Business Division	General Manager of the Tokyo Logistics Department
Koichi Takahata	Corporate Officer, General Manager of the Investor Relations Department	General Manager of the Investor Relations Department
Akira Tsuyuguchi	Corporate Officer, Assistant to General Manager of the Network Division, and Sumisho Computer Systems Corporation	Assistant to General Manager of the Network Division, and Sumisho Computer Systems Corporation

2) The Other Personnel Changes in Corporate Officers (as of April 1)

Name	As of April 1	Current
Haruhiko Miki	Corporate Officer, Assistant to General Manager of the Metal Products Business Unit	Corporate Officer, General Manager of the Iron & Steel Division,No.2 and President of Sumisho Steel Corporation
Ryoji Nagao	Corporate Officer, President of Sumitomo Corporation Korea Ltd.	Corporate Officer, Deputy General Manager of the Iron & Steel Division,No.2, and Sumisho Steel Corporation
Yoshihiko Shimizu	Corporate Officer, General Manager of the Ship, Aerospace & Transportation Systems Division	Corporate Officer, General Manager of the Machinery & Transportation Systems Business Unit and the Corporate Group of South China in Sumitomo Corporation China Group, and President of Sumitomo Corporation (Hong Kong)Ltd.
Takafumi Sone	Corporate Officer, General Manager of the Infrastructure Business Division	Corporate Officer, General Manager of the Information, Telecommunication & Industrial Project Division
Makoto Nakamura	Corporate Officer, General Manager of the Finance Department	Corporate Officer, Assistant to General Manager of Corporate Planning & Coordination Office
Toshio Sampei	Assistant to General Manager of the Human Resources Development & Information Management Group	Corporate Officer, General Manager for Middle East, President of Sumitomo Corporation Middle East, FZ-LLC and General Manager of Baghdad Office
Kazuhiko Yamazaki	Corporate Officer, Assistant to General Manager of the Chemical Business Unit and President of Sumitomo Shoji Chemicals Co., LTD.	Corporate Officer, General Manager for Southeast Asia
Shigeru Ohashi	Corporate Officer, General Manager of the Lifestyle & Retail Business Division	Corporate Officer, General Manager of the Media Division

Name	As of April 1	Current
Kunio Fujimoto	Corporate Officer, Executive Vice President and CFO of Sumitomo Corporation of America, and Assistant General Manager for the Americas	Corporate Officer, General Manager of the Finance Department
Masayuki Doi	Corporate Officer, Assistant General Manager for Southeast & Southwest Asia, President of PT. Sumitomo Indonesia and Executive Supervisor of Jakarta Project Coordination Office	Corporate Officer, General Manager of the E & M New Business Development Division
Kenjiro Hachiya	Corporate Officer, General Manager for Middle East, President of Sumitomo Corporation Middle East, FZ-LLC and General Manager of Baghdad Office	Corporate Officer, General Manager of the Construction & Mining Systems Division
Hiroaki Fujio	Assistant to General Manager of the Metal Products Business Unit	Corporate Officer, General Manager of the Iron & Steel Division,No.3, Steel Semi-Finished Products Department and Electrical Steel Sheet & Tin Mill Products Department, and Sumisho Steel Corporation
Hiroyuki Inohara	Corporate Officer, Assistant General Manager of the Financial Resources Management Group	Corporate Officer, General Manager of the Planning & Administration Dept., Financial & Logistics Business Unit
Michihiko Kanegae	Corporate Officer, Deputy General Manager of the Power & Energy Project Division	Corporate Officer, Assistant General Manager for Southeast Asia, President of PT. Sumitomo Indonesia and Executive Supervisor of Jakarta Project Coordination Office
Takechiyo Tanaka	Corporate Officer, President of Sumitomo Australia Ltd.	Corporate Officer, General Manager of the Human Resources Department

Ⅲ. The personnel changes of the employees along with the above personnel changes in Board Members, Executive Officers , and Corporate Officers

(As of March 1)

Name	As of March 1	Current
Mikio Yamauchi	Assistant General Manager of the Ship, Aerospace & Transportation Systems Division	General Manager of the Ship & Marine Project Department, No.2
Masaaki Ohno	General Manager of the Ship & Marine Project Department, No.2	Sumitomo Corporation Taiwan Ltd.
Kenji Yasuda	Steel & Railway Products Unit in Sumitomo Corporation Europe Group and Sumitomo Benelux S.A./N.V.	Assistant to General Manager of the Iron & Steel Division,No.3, the Electrical Steel Sheet & Tin Mill Products Department, and the Sumisho Steel Corporation

(As of April 1)

Name	As of April 1	Current
Takaaki Shibata	Adviser	Adviser Chairman of LNG Japan Corporation
Kiyoshi Ogawa	General Manager of the Legal Department	Deputy General Manager of the Legal Department
Kenji Shinmori	General Manager of the Human Resources Department	Assistant to General Manager of the Human Resources Department
Yuji Kuwashima	General Manager of the Electrical Steel Sheet & Tin Mill Products Department, and Sumisho Steel Corporation	Deputy General Manager of the Stainless Steel, Wire Rod & Special Steel Department, Assistant to General Manager of the Iron & Steel Division,No.3, and Sumisho Steel Corporation
Toshikazu Nambu	General Manager of the Tubular Products International Trade Department, No.1	Assistant to General Manager of the Tubular Products International Trade Department
Tomohisa Ito	General Manager of the Tubular Products International Trade Department, No.2	Tubular Products Unit in Sumitomo Corporation Europe Group and Sumitomo France S.A.S.

Name	As of April 1	Current
Shiro Ito	General Manager of the Construction Equipment Department,No.1	Assistant to General Manager of the Construction & Mining Systems Division and Taiyo Kenki Rental Co, Ltd.
Katsuhiko Tanaka	Assistant to General Manager of the Chemical Business Unit	President of Sumitomo Corporation Korea Ltd.
Yuji Morita	Assistant General Manager of Mineral Resources Division No.2	President of Sumitomo Australia Ltd.
Kiyoshi Sunobe	General Manager of the Planning & Administration Dept., Financial & Logistics Business Unit	Assistant to General Manager of the Financial Service Division
Yoshio Fukui	General Manager of the Tokyo Logistics Department	Assistant General Manager of the Logistics & Insurance Business Division
Mikio Yamauchi	General Manager of the Machinery & Transportation Systems Business Unit and the Corporate Group of South China in Sumitomo Corporation China Group, and President of Sumitomo Corporation (Hong Kong)Ltd.	(As of March 1) Assistant General Manager of the Ship, Aerospace & Transportation Systems Division
Kenji Yasuda	General Manager of the Steel & Railway Products Unit in Sumitomo Corporation Europe Group and Sumitomo Benelux S.A./N.V.	(As of March 1) Steel & Railway Products Unit in Sumitomo Corporation Europe Group and Sumitomo Benelux S.A./N.V.
Mitsugu Manabe	General Manager of the Construction Equipment Unit in Sumitomo Corporation Europe Group and President of Sumitomo Benelux S.A./N.V.	General Manager of the Construction Equipment Department,No.1

Ⅳ. Organizational Change(As of April 1)

<Metal Products Business Unit>

(Tubular Products Division)

Tubular Products International Trade Department, No1



Tubular Products International Trade Depart

Tubular Products International Trade Department, No2.

< Transportation & Construction Systems Business Unit>

Automotive Division No.1



Automotive Division

Automotive Division No.2

<Machinery & Electric Business Unit>

E & M New Business Development Division

Infrastructure Business Division



Information, Telecommunication & Industrial Project Division

<General Manager for Southeast Asia>

We will add the Southwest Asia to the responsible area for "General Manager for Southeast Asia" from this April, and the name of the organization will be also changed as "**General Manager for Southeast & Southwest Asia** ".

<Reference materials>

Ⅰ. Executive Officers (As of April 1)

<○ : Representative Director>

<● : Proposed to be appointed as a Representative Director at the Ordinary General Meeting of Shareholders scheduled for this coming June>

<△ : Retired from Directors after the Ordinary General Meeting of Shareholders scheduled for this coming June>

Position	Name		
President and CEO	Motoyuki Oka		○
Executive Vice President	Shuji Hirose	General Manager of the Machinery & Electric Business Unit	○
	Kenzo Okubo	General Manager of the Metal Products Business Unit	○
	Noriaki Shimazaki	Responsible for the Human Resources Development & Information Management Group and the Financial Resources Management Group	○
	Nobuhide Nakaido	General Manager of the Corporate Planning & Coordination Office	○
Senior Managing Executive Officer	Susumu Kato	General Manager for the Americas and Director & President of Sumitomo Corporation of America	
	Michio Ogimura	General Manager for Southeast & Southwest Asia	△
	Hisahiko Arai	General Manager of the Materials & Real Estate Business Unit	○
	Michihisa Shinagawa	General Manager of the Mineral Resources & Energy Business Unit	○
	Iwao Okamoto	Assistant General Manager, Responsible for Corporate Planning & Coordination Office	

Position	Name		
Managing Executive Officer	Yoshi Morimoto	General Manager of the Consumer Goods & Service Business Unit	○
	Makoto Shibahara	General Manager of the Financial & Logistics Business Unit	●
	Shingo Yoshii	General Manager of the Media, Electronics & Network Business Unit, and the Media Division	○
	Shuichi Mori	General Manager for Europe, CEO of Sumitomo Corporation Europe Group, Director & President of Sumitomo Corporation Europe Holding Limited, and Chairman, President and Director of Sumitomo Corporation Europe Plc	
	Kazuo Omori	General Manager of the Transportation & Construction Systems Business Unit	●
	Kentaro Ishimoto	Assistant General Manager of the Consumer Goods & Service Business Unit, and General Manager of the Food Business Division	
	Shunichi Arai	General Manager of the Kansai Regional Business Unit	
	Nobuo Kitagawa	General Manager for China, CEO of the Sumitomo Corporation China Group, General Manager of Beijing Office, and President of Sumitomo Corporation (China) Holding Ltd.	△
	Yoshihiko Shimazu	General Manager for CIS, Assistant General Manager for Europe, and General Manager of Moscow Office	
	Kenji Kajiwara	General Manager of the Chubu Regional Business Unit	

Position	Name		
	Makoto Sato	Assistant General Manager of the Transportation & Construction Systems Business Unit, and General Manager of the Automotive Division No.1	
	Toyosaku Hamada	General Manager of the Financial Resources Management Group	
Executive Officer	Takahiro Moriyama	Assistant General Manager of the Machinery & Electric Business Unit, and General Manager of the Power & Energy Project Division	
	Ichiro Miura	General Manager of the Human Resources Development & Information Management Group	
	Takashi Kano	Assistant General Manager of the Materials & Real Estate Business Unit	
	Kuniharu Nakamura	General Manager of the Corporate Planning & Coordination Department	
	Shinichi Sasaki	Deputy General Manager for China, General Manager of the China Metal Products Business Unit and the Corporate Group of East China in Sumitomo Corporation China Group, and President of Sumitomo Corporation (Shanghai) Ltd. <General Manager of Nanjing Office>	
	Takuro Kawahara	Responsible for the Internal Auditing Department, and Assistant General Manager, Responsible for Corporate Planning & Coordination Office <in charge of Legal Affairs>	

Position	Name		
	Yoshio Osawa	General Manager of the Network Division	
	Yoshiyuki Matsuoka	General Manager of the Chemical Business Unit	●
	Mitsuhiko Yamada	General Manager of the Mineral Resources Division No.1	
	Kazuhisa Togashi	General Manager of the Iron & Steel Division,No.2 and President of Sumisho Steel Corporation	
	Kazuhiro Takeuchi	General Manager of the Financial Service Division	
	Shinichi Ishida	General Manager of the Construction & Mining Systems Division	

Ⅱ. Board Members(After the Ordinary General Meeting of Shareholders in June)

	Name
Representative Director, Chairman of the Board of Directors	Kenji Miyahara
Representative Director, President & CEO	Motoyuki Oka
Representative Director, Executive Vice President	Shuji Hirose
Representative Director, Executive Vice President	Kenzo Okubo
Representative Director, Executive Vice President	Noriaki Shimazaki
Representative Director, Executive Vice President	Nobuhide Nakaido
Representative Director, Senior Managing Executive Officer	Hisahiko Arai
Representative Director, Senior Managing Executive Officer	Michihisa Shinagawa
Representative Director, Managing Executive Officer	Yoshi Morimoto
Representative Director, Managing Executive Officer	Makoto Shibahara
Representative Director, Managing Executive Officer	Shingo Yoshii
Representative Director, Managing Executive Officer	Kazuo Omori
Representative Director, Executive Officer	Yoshiyuki Matsuoka